                                                                    EXHIBIT 99.1



                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD


Robert L. Reynolds - Vice President
Wells Fargo Bank Minnesota, N.A.
Corporate Trust Services
213 Court Street - Suite 703
Middletown, CT 06457


                             Officers' Certificate

     Reference is made to the First Supplemental Indenture dated April 2, 2001 to Indenture dated April 2, 2001, between Chartered Semiconductor Manufacturing Ltd, a limited liability company organized under the laws of the Republic of Singapore (the "Company"), and Wells Fargo Bank Minnesota, National Association relating to the issue of US$575,000,000 2.5% Senior Convertible Notes due 2006 (the "Notes") (the "Indenture"). Capitalized terms used herein but not otherwise defined herein shall have the respective meanings given to such terms in the Indenture.

     Chia Song Hwee, President and Chief Executive Officer, and George Thomas, Chief Financial Officer, respectively, of the Company, hereby certify that we are authorized to execute this certificate on behalf of the Company and, solely in such capacity, further certify on behalf of the Company as follows:

- The Company proposes to issue to holders of its Ordinary Shares, rights to subscribe for new Ordinary Shares (the "Ordinary Share Rights"), and to holders of its American Depositary Shares (the "ADSs"), rights to subscribe for new ADSs (the "ADS Rights").

- Section 13.4(b) of the Indenture provides that the Conversion Price per Ordinary Share shall be adjusted from time to time by the Company if (i) the Company issues or distributes Ordinary Shares, or any of its Subsidiaries issues or distributes any securities or rights which are convertible into or exchangeable for Ordinary Shares, or issues or distributes any warrants or rights to purchase or subscribe for Ordinary Shares, in each case, to all or substantially all holders of Ordinary Shares; and (ii) the applicable issuance, distribution, conversion, exchange, purchase or subscription price per Ordinary Share, after taking into account any per share consideration received by the Company in respect of such issuance or distribution, is below 95% of the Average Market Price as of the date of announcement of details concerning such applicable issuance, distribution, conversion, exchange, purchase or subscription price.

- The formula for adjustment of the Conversion Price per Ordinary Share shall be:

     Adjusted conversion price  =  P multiplied by (S + f)
                                                   -------
                                                   (S + a)

          P = conversion price before adjustment;

          S = number of Ordinary Shares outstanding on the date of announcement;

          f = number of additional Ordinary Shares which the aggregate subscription price would purchase at the average market price as of the date of the announcement; and

          a = number of additional Ordinary Shares that are issued or issuable pursuant to the terms of the rights that are the subject of the rights issue.

- As a result of the proposed issue of Ordinary Share Rights and ADS Rights, and based on the above formula, the Conversion Price per Ordinary Share is estimated to be S$4.7980 (the "Adjusted Conversion Price") (equivalent to approximately US$26.7701 per ADS, based on a fixed exchange rate of US$1.00 = S$1.7923, and the current Ordinary Share-to-ADS ratio of 10:1). The estimated Adjusted Conversion Price is calculated in the manner set forth in Annexure A hereto.

- Since the total number of additional shares issuable upon exercise of the Ordinary Share Rights and ADS Rights will not be known until on or about October 8, 2002 (the day after the expiration of the subscription period for the Ordinary Share Rights), the preceding Adjusted Conversion Price is only an estimate at this time. The actual Adjusted Conversion Price will be determined on or about October 8, 2002 and will become effective retroactively as of September 18, 2002 (the "Adjustment Effective Date"), which is the books closure date for the issuance of the Ordinary Share Rights. The Company will provide another notice of the actual Adjusted Conversion Price once it is determined.

- If the Conversion Date for the Conversion of the Notes falls prior to the Adjustment Effective Date in circumstances where the issuance of Ordinary Shares in respect of the exercise of relevant conversion right falls on or after such Adjustment Effective Date, we shall issue to the relevant Holders the additional number of Ordinary Shares to which such Holders would have been entitled to, had the Conversion Date fallen immediately following the Adjustment Effective Date.




                            [Signature Page Follows]
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IN WITNESS WHEREOF, the undersigned have hereunto set their hands this
September 6, 2002.



                                             By: /s/ Chia Song Hwee
                                                --------------------------------
                                             Name:  Chia Song Hwee
                                             Title: President and Chief
                                                    Executive Officer



                                             By: /s/ George Thomas
                                                --------------------------------
                                             Name:  George Thomas
                                             Title: Chief Financial Officer

     I, Angela Hon, Vice President and General Counsel of the Company, do hereby certify that Chia Song Hwee and George Thomas were validly elected to, and are on the date hereof, the President and Chief Executive Officer and Chief Financial Officer, respectively, of the Company, and that their signatures as set forth above are genuine.


Dated: September 6, 2002


                                             By: /s/ Angela Hon
                                                --------------------------------
                                             Name:  Angela Hon
                                             Title: Vice President and General
                                                    Counsel
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                                                                      ANNEXURE A


               CALCULATION OF ESTIMATED ADJUSTED CONVERSION PRICE


Assumptions

1. Number of Ordinary Shares outstanding on the date of announcement of the rights offering (i.e. September 2, 2002) = 1,387,024,504.

2. Estimated number of additional Ordinary Shares that are issued or issuable pursuant to the terms of the rights that are the subject of the rights offering = 1,109,619,603*.

3.   Exercise price per Ordinary Share = S$1.00.

4. Average market price (i.e. the mean of the daily closing prices for the Ordinary Shares on the Singapore Exchange Securities Trading Limited for the 10 consecutive trading days immediately preceding the date of announcement of the rights offering, August 19 - August 30) = S$2.46.


Adjustment Formula


     P multiplied by (S + f)
                     -------
                     (S + a)

     P = conversion price before adjustment.              S$6.5170

     S = number of Ordinary Shares outstanding on
         the date of announcement.                        1,387,024,504

     f = number of additional Ordinary Shares which
         the aggregate subscription price would
         purchase at the average market price as of
         the date of the announcement.                    1,109,619,603/2.46 = 451,064,879

     a = number of additional Ordinary Shares that        1,109,619,603/1 = 1,109,619,603
         are issued or issuable pursuant to
         the terms of the rights that are the subject
         of the rights offering.

----------

* This is only an estimate at this time since additional rights will need to be distributed with respect to any additional Ordinary Shares duly issued and registered after September 2, 2002 but before the Ordinary Shares books closure date of September 18, 2002.

6.5170 multiplied by 1,387,024,504 + 451,064,879
                     -----------------------------
                     1,387,024,504 + 1,109,619,603

                     = 6.5170 x 1,838,089,383
                                 -------------
                                 2,496,644,107

                     = 6.5170 x 0.7362 = 4.7980

Estimated Adjusted Conversion Price = S$4.7980 (equivalent to approximately US$26.7701 per ADS, based on a fixed exchange rate of US$1.00 = S$1.7923, and the current Ordinary Share-to-ADS ratio of 10:1).